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Exhibit (a)(8)

[Website Glossary of Terms Section]

ELIGIBLE OPTION -- This is a stock option with an Exercise Price greater than the closing price of BroadVision's stock on the Expiration Date. Only Eligible Options may be exchanged for the right to receive Replacement Options under the Offer.

EXPIRATION DATE - This is the last day on which you can elect to cancel an Eligible Option in exchange for BroadVision's promise to issue a Replacement Option on the Replacement Option Grant Date. The Expiration Date will be 5:00 p.m., Pacific Daylight Time, on May 25, 2001 or such later date if BroadVision extends the Offer.

GRANT DATE - The day on which an Option is formally granted in accordance with the applicable stock option plan.

INCENTIVE STOCK OPTION - An Option that meets the requirements of Sectoin 422 of the U.S. Internal Revenue Code and that does not result in ordinary income at the time of exercise. Incentive Stock Options may be granted only to employees of BroadVision or one of our subsidiaries and the tax benefits of ISOs apply only to persons subject to U.S. income tax. Options granted to non-U.S. taxpayers may have a different definition; consult your personal tax advisor.

NON-QUALIFIED STOCK OPTION - Any Option that is not an Incentive Stock Option. An Non-qualified Stock Option is subject to income and other withholding taxes on the difference between the exercise price of the option and the value of the stock on the date of exercise, at the time of exercise. Options granted to non-U.S. taxpayers may have a different definition; consult your personal tax advisor.

OFFER OR OFFER TO EXCHANGE - The Offer To Exchange Outstanding Options to Purchase Common Stock filed by BroadVision with the U.S. Securities and Exchange Commission. The Offer governs the Stock Option Exchange Program.

OPTION CANCELLATION DATE - The date on which Eligible Options will be exchanged for BroadVision's promise to issue a Replacement Option on the Replacement Option Grant Date. The Option Cancellation Date will be May 25, 2001 unless the Offer is extended.

REPLACEMENT OPTION - The Option to be issued by BroadVision on the Replacement Option Grant Date in exchange for the cancellation of an Eligible Option. The Replacement Option will be for the same number of shares of BroadVision common stock as the number of unexercised shares covered by the cancelled Eligible Option.

REPLACEMENT OPTION GRANT DATE - The date on which the Replacement Option is granted. The Replacement Option Grant Date will be November 27, 2001 unless the Offer is extended. If the Offer is extended, the Replacement Option Grant Date will be six months and two days after the extended Expiration Date.

UNDERWATER - An option is considered "underwater" if the exercise price per share of the option is more than the current market price of a share of BroadVision common stock.

VEST OR VESTING - The event that gives you the right to own the BroadVision shares purchased on the exercise of an option. When you exercise an option to the extent it is vested, BroadVision does not have any right to repurchase those shares. If you exercise an option that is not vested, BroadVision has the right to repurchase those unvested shares. Eligible Options and Replacement Options vest and will vest through the passage of time.

If you have any questions, please contact OptionExchange@BroadVision.com.